Exhibit 99.4

OFFICE OF THE COMPTROLLER OF THE CURRENCY
WASHINGTON, DC 20219

FORM 8-K

CURRENT REPORT

PURSUANT TO SECTION 13 OR 15(d) OF THE
SECURITIES EXCHANGE ACT OF 1934

January 25, 2006
Date of Report (Date of Earliest Event Reported)

CHINO COMMERCIAL BANK, N.A.

(Exact Name of Registrant as Specified in its Charter)

California (State or other jurisdiction of incorporation or organization)	35366 (OCC File No.)	33-0884033 (I.R.S. Employee Identification No.)

14345 Pipeline Avenue, Chino, California 91710

(Address of Principal Executive Offices)
(Zip Code)

(909) 393-8880

(Registrant’s Telephone Number including Area Code)

Not Applicable

(Former Name or Former Address, if Changed Since Last Report)

Item 7.                                                           Financial Statements, Pro Forma Financial Information and Exhibits.

(c)           Exhibits

99.1         Press release concerning earnings for the three and twelve months ended December 31, 2005.

Item 12.                                                    Disclosure of Results of Operations and Financial Condition.

On January 23, 2006, the Bank issued a press release concerning its results of operations and financial condition as of and for the three and twelve months ended December 31, 2005. A copy of the press release is furnished herewith as Exhibit 99.1.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned, hereunto duly authorized.

Dated: January 25, 2006		CHINO COMMERCIAL BANK, N.A.
	By:	/s/ Dann H. Bowman
Dann H. Bowman President and Chief Executive Officer

	By:	: /s/ Jo Anne Painter
Jo Anne Painter Executive Vice President and Chief Financial Officer

EXHIBIT INDEX

Exhibit No.	Description	Page
99.1	Press release concerning earnings for the three and twelve months ended December 31, 2005.	4-9

For Immediate Release
January 23, 2006
OTC BB: “CKNA”

CHINO COMMERCIAL BANK REPORTS 52.3% INCREASE IN EARNINGS.

Chino, California…… The Board of Directors of Chino Commercial Bank, N.A. announced the results of operations for the year ended December 31, 2005 with net income of $885,173, a 52.3% increase over net income of $581,381 for December 31, 2004. Net income per share for the year ended December 31, 2005 was $1.08 per share as compared to $0.71 per share for the year ended December 31, 2004. Net income per fully diluted share was $1.00 and $0.66 for the years ended December 31, 2005 and 2004, respectively.

Net income for the fourth quarter ended December 31, 2005 was $268,666 or $0.30 per diluted share, a 57.9% increase compared to $170,185 or $0.19 per diluted share for the fourth quarter of 2004.

Dann H. Bowman, President and Chief Executive Officer stated, “We are very pleased with the continued growth and profitability of the Bank as the Bank celebrates over five years of operations. Net earnings represent a return on beginning equity of 15.0% and a return of average assets of 1.1%. Deposit and Loan balances increased this year at 18.8% and 23.6%, respectively, allowing the Bank to show improved stability of earnings and efficiency. Along with this growth, the Bank has reported no loan delinquencies and no loan losses.”

Financial Condition

At December 31, 2005, total assets were $91.3 million, an increase of $14.2 million or 18.4% from December 31, 2004.

Total loans increased to $41.8 million at December 31, 2005 from $34.4 million at December 31, 2004 or an increase of 23.6%. The growth was primarily in real estate secured lending.

Total deposits increased by 18.8% to $84.0 million at December 31, 2005 from $70.7 million at December 31, 2004. Non-interest bearing deposits increased by $6.5 million or 11.6% since December 31, 2004, and at year end represented 74.5% of total deposits.

Chino Commercial Bank’s risk-based capital ratios were xx.80% for Tier 1 capital, xx.81% for Risk-based capital and x.36% for Leverage capital on December 31, 2005.

Earnings

The Bank posted net interest income of $4,001,071 for the year ended December 31, 2005 as compared to $2,914,252 for the year ended December 31, 2004. Average interest-earning assets were $78.0 million with average interest-bearing liabilities of $18.2 million yielding a net interest margin of 5.13% for the year ended December 31, 2005 as compared to average interest-bearing assets of $65.0 million with average interest-bearing liabilities of $13.7 million yielding a net interest margin of 4.48% for the year ended December 31, 2004. The 65 basis points increase in the net interest margin was the result of the higher average balances as the Bank continues to grow and the effect of upward repricing of the benchmark for Federal funds.

The Bank posted net interest income of $816,772 for the three months ended December 31, 2004 as compared to $611,880 for the three months ended December 31, 2003. Average interest-earning assets were $70.1 million with average interest-bearing liabilities of $14.7 million yielding a net interest margin of 4.66% for the fourth quarter of 2004 as compared to average interest-bearing assets of $52.4 million with average interest-bearing liabilities of $13.3 million yielding a net interest margin of 4.67% for the three months ended December 31, 2003.

Non-interest income totaled $557,509 or an increase of 16.4% over $478,903 earned during the year ended December 31, 2003. Service charges on deposit accounts increased 29% to $429,622 due to higher volume of deposit accounts. Income from Mortgage Banking decreased by 53% to $66,207 due to reduced activity in the refinance market. Income from bank owned life insurance increased to $59,687 as the Bank purchased policies totaling $1.3 million in January 2004.

Non-interest income totaled $146,892 or 172% greater than the fourth quarter of 2003. Service charges on deposit accounts increased 18% to $120,601 due to the volume of overdraft and return item charges. Income from Mortgage Banking increased by 125% to $12,273. The loss of $49,699 in the fourth quarter of 2003 was due to a mark-to-market adjustment recorded on loans reclassified as held to maturity.

General and administrative expenses were $642,636 for the three months ended December 31, 2004 as compared to $558,484 for the three months ended December 31, 2003. General and administrative expenses were $2,476,404 for the year ended December 31, 2004 as compared to $2,208,772 for the year ended December 31, 2003. The largest component of general and administrative expenses was salary and benefits expense of $326,003 for the three months ended December 31, 2004 as compared to $287,643 for the three months ended December 31, 2003. Salary and benefits expense were $1,234,509 for the year ended December 31, 2004 as compared to $1,123,433 for the year ended December 31, 2003. The increase in Salary and benefits expenses are reflective of the salary increases, incentive compensation and the increase in health and workers compensation expenses. Other components of general and administrative expenses that affected the increase were Audit and Professional fees which increased by $2,605 for the comparable three month period and increased by $32,747 for the comparable twelve month period primarily due to the increase of internal operational and information technology audits being conducted in 2004.       Other expenses increased by $37,047 for the comparable three month period and increased by $79,629 for the comparable twelve month period due primarily to courier costs and client service charges that were affected by an increase in escrow deposits.

Income tax expense was $102,749 for the three months ended December 31, 2004 and $336,328 for the year ended December 31, 2004. Beginning January 2004, the Bank began recording tax expense on a monthly basis. An Income tax benefit was recorded during the fourth quarter of 2003 for $61,957. This benefit reflects the remaining net operating loss carry-forward tax benefit that the Bank recorded as a deferred asset in the period ending December 31, 2003.

 The foregoing contains forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995. Such statements are not historical facts and include expressions about the Bank’s plans, objectives, management’s expectations, intentions, relationships, opportunities, and technology and market condition statements. When used in these presentations, the words “expects,” “anticipates,” “intends,” “plans,” “believes,” “seeks,” “estimates,” “or words of similar meaning, or future or conditional verbs, such as “will,” “would,” “should,” “could,” or “may” are generally intended to identify forward-looking statements. These forward-looking statements are inherently subject to significant business, economic and competitive uncertainties and contingencies, many of which are beyond the Bank’s control. In addition, these forward-looking statements are subject to assumptions with respect to future business strategies and decisions that are subject to change. Actual results may differ materially from the results discussed in these forward-looking statements for the reasons, among others, discussed in Bank’s Annual Report on Form 10-KSB for the year ended December 31, 2003, which include: changes in general business and economic conditions may significantly affect the Bank’s earnings; changes in level of market interest rates; changes in credit risks of lending activities and competitive factors; effective income tax rates, relationships with major customers, extent and timing of legislative and regulatory actions and reforms.  The Bank is not obligated to update and does not undertake to update any of its forward-looking statements made herein.

Contact: Dann H. Bowman, President and CEO or Jo Anne Painter, Executive Vice President and CFO, Chino Commercial Bank, N.A., 14345 Pipeline Avenue, Chino, Ca. 91710, (909) 393-8880.

CHINO COMMERCIAL BANK
STATEMENT OF FINANCIAL CONDITION

	December 31,	December 31,
	2005	2004
	(unaudited)
ASSETS:
Cash and due from banks	$5,328,842	2,374,688
Federal Funds sold	11,370,000	10,925,000
Cash and cash equivalents	16,698,842	13,299,688
Interest-bearing deposits at banks	6,030,000	6,271,000
Investment Securities available for sale	16,311,377	15,562,826
Investment Securities held to maturity (fair value approximates $5,764,134 at December 31, 2005 and $4,859,395 at December 31, 2004)	5,850,687	4,801,024
Federal Reserve Bank stock, at cost	159,600	159,600
Federal Home Loan Bank stock, at cost	362,600	283,500
Pacific Coast Bankers’ Bank stock, at cost	50,000	50,000
Loans
Construction	2,790,712	3,520,772
Real estate	30,444,344	23,886,582
Commercial	8,295,573	6,534,464
Installment	633,504	635,609
Farm/Agriculture	330,920	346,261
Unearned fees, net	(144,106)	(119,328)
Allowance for loan losses	(544,140)	(407,046)
Loans, net	41,806,807	34,397,314
Fixed assets, net	1,936,168	389,965
Accrued interest receivable	314,849	258,528
Prepaid & other assets	1,811,979	1,612,617
Total Assets	$91,332,909	77,086,062
LIABILITIES:
Deposits
Non-interest bearing	$62,610,963	56,112,375
Interest bearing
Money market & NOW	16,793,824	10,231,507
Savings	913,249	926,275
Time deposits of $100,000 or greater, due in one year	2,216,104	1,802,181
Time deposits less than $100,000, due in one year	1,487,803	1,668,794
Total Deposits	84,021,943	70,741,132
Accrued interest payable	28,858	20,642
Accrued expenses & other payables	588,068	422,994
Total Liabilities	84,638,869	71,184,768
STOCKHOLDERS’ EQUITY
Common Stock, authorized 10,000,000 shares with a par value of $3.33 per share; issued and outstanding 818,453 at December 31, 2005 and December 31, 2004, respectively.	2,728,230	2,728,230
Additional paid-in capital	2,590,600	2,590,600
Accumulated earnings	1,497,818	612,645
Accumlated other comprehensive income	(122,608)	(30,181)
Total Stockholders’ Equity	6,694,040	5,901,294
Total Liabilities & Equity	$91,332,909	77,086,062

CHINO COMMERCIAL BANK
STATEMENTS OF OPERATIONS

	For the three months ending		For the year ending
	December 31,		December 31,
	2005	2004	2005	2004
	(unaudited)		(unaudited)
Interest Income
Interest Income — Securities	$277,341	$233,873	$985,773	$777,001
Interest Income — Fed Funds	123,700	43,746	386,707	138,011
Interest and fee income on Loans	781,875	587,188	2,888,186	2,170,806
Total Interest Income	1,182,916	864,807	4,260,666	3,085,818
Interest Expense
Interest Expense — Deposits	79,605	48,035	259,595	171,566
Total Interest Expense	79,605	48,035	259,595	171,566
Total net interest income	1,103,311	816,772	4,001,071	2,914,252
Provision for loan losses	42,500	48,094	137,093	77,648
Total net interest income after provision for loan losses	1,060,811	768,678	3,863,978	2,836,604
Non-interest income
Service Charges on Deposit Accounts	115,002	120,601	461,678	429,622
Other miscellaneous fee income	3,309	(2,295)	9,476	1,993
Income from Mortgage Banking	—	12,273	17,697	66,207
Income from Bank owned life insurance	16,434	16,313	64,421	59,687
Total Non-interest income	134,745	146,892	553,272	557,509
General & Administrative Expenses
Salaries & Benefits	385,900	326,003	1,451,897	1,234,509
Occupancy & Equipment	69,245	65,979	263,418	254,320
Data & Item Processing	60,881	47,536	223,603	191,533
Advertising & Marketing	34,154	14,105	127,944	77,639
Audit & Professional fees	30,895	38,558	163,546	172,185
Insurance	6,197	6,012	24,198	23,106
Directors’ fees and expenses	21,187	17,590	78,249	66,034
Other expenses	144,791	126,853	632,603	457,078
Total general & administrative expenses	753,250	642,636	2,965,458	2,476,404
Income before income tax expense	442,306	272,934	1,451,792	917,709
Income tax expense	173,640	102,749	566,619	336,328
Net income	$268,666	$170,185	$885,173	$581,381
Basic Earnings per share	$0.33	$0.21	$1.08	$0.71
Diluted Earnings per share	$0.30	$0.19	$1.00	$0.66

CHINO COMMERCIAL BANK
Selected Financial Highlights

	For the three months		For the year ended
	ended December 31,		December 31,
	2005	2004	2005	2004
Selected Operating Data:
Net interest income	$1,103,311	816,772	4,001,071	2,914,252
Provision for loan losses	42,500	48,094	137,093	77,648
Non-interest income	134,745	146,892	553,272	557,509
Non-interest expense	753,250	642,636	2,965,458	2,476,404
Net income	$268,666	170,185	885,173	581,381
Share Data:
Basic income per share	$0.33	0.19	1.08	0.71
Diluted Income per share	$0.30	0.18	1.00	0.66
Weighted average common shares outstanding
Basic	818,453	818,453	818,453	818,453
Diluted	884,444	883,672	884,212	881,338
Performance Ratios:
Return on average assets	1.19%	0.89%	1.05%	0.82%
Return on average equity	16.27%	11.54%	14.03%	10.26%
Equity to total assets at the end of the period	7.33%	7.66%	7.33%	7.66%
Net interest spread	4.24%	3.64%	4.04%	3.49%
Net interest margin	5.32%	4.66%	5.13%	4.48%
Average interest-earning assets to average-bearing liabilities	384.62%	477.83%	428.44%	473.56%
Core efficiency ratio	60.82%	66.70%	65.11%	71.31%
Non-interest expense to average assets	3.34%	3.37%	3.51%	3.50%
Selected Balance Sheet Data:			12/31/2005	12/31/2004
Total assets			$91,332,909	77,086,062
Investment securities held to maturity			5,850,687	4,801,024
Investment securities available for sale			16,311,377	15,562,826
Loan receivable, net			41,806,807	34,397,314
Deposits			84,021,943	70,741,132
Non-interest bearing deposits			62,610,963	56,112,375
Stockholders’ equity			$6,694,040	5,901,294
Regulatory capital ratios:
Average equity to average assets			7.46%	8.00%
Leverage capital			7.54%	8.36%
Tier I risk based			12.14%	13.80%
Risk-based capital			13.21%	14.81%
Asset Quality Ratios:
Allowance for loan losses as a percent of gross loans receivable			1.28%	1.17%
Net charge-offs to average loans			n/a	n/a
Non-performing loans to total loans			n/a	n/a
Number of full-service customer facilities			1	1